Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Calumet Specialty Products Partners, L.P. for the registration of common units and debt securities and to the incorporation by reference therein of our reports dated February 25, 2010, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Calumet Specialty Products Partners, L.P. and our report dated February 25, 2010 with respect to the balance sheet of Calumet GP, LLC, included in its Annual Report (Form 10-K), filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Indianapolis
November 2, 2010